RESULTS OF SHAREHOLDER MEETING
VIRTUS EQUITY TRUST
June 4, 2009
(Unaudited)


At a special meeting of shareholders of Virtus Balanced Fund, a series of Virtus Equity Trust, held on June 4, 2009, shareholders voted on the following proposal:

Number of Eligible Shares Voted:
                                   For           Against           Abstain
To approve a Subadvisory     26,434,182.016    1,141,201.906    2,290,879.143
Agreement between Virtus
Investment Advisers, Inc.
and SCM Advisors, LLC with
regard to Virtus Balanced Fund

Shareholders of the Fund voted to approve the above proposal.